INVEST IN **SUNNY**

The viral 'ingenious' period cup and applicator that is a 'total game changer for period care'


FAST COMPANY
2023 World Changing Ideas Award Finalist
"this was the first time they're seeing a period product that truly checks all of their boxes..."
sunny

sunnyperiod.com Boston, MA

Female Founder | Consumer Goods | B2C | Health & Fitness | Sustainability

Highlights

1. Customers rate Sunny over 4/5 stars, calling Sunny "life-changing" and "SO EASY and foolproof"
2. $850k in Pre-Order sales since April 2022
3. Finalist for Fast Company's World Changing Ideas Award 2023
4. One of the largest period cup brand on TikTok, 300M+ views, 800k engaged monthly social media users
5. $2.7M venture + Angel backing by Atento Capital, Sixty8 Capital, Debut Capital, and others
6. Over 22,000 periods served via pre-orders, 5,000+ fulfilled to date
7. Positioned to disrupt the $39Bn period care industry and 6.75% CAGR reusable period care segment
8. We're on a strategic path to surpass $3M in sales by 2025 (not guaranteed)

Our Team



Cindy Belardo CEO + Co-Founder

•Passionate trailblazer with several years of experience in female healthcare prior to Sunny •Won a grant to lead research in India on 200 menstruator's first time menstrual cup use •Presented a TedX Talk on her team's findings



Drew Jarvis CMO + Co-Founder

•Developed prime strategic marketing capabilities during her time in Brand Management at P&G •Curated a communications team and digital marketing tactics that grew the Sunny brand reach to over 300 million people in under a year



Lana Gailani Project Manager

•Key industry experience in CPG manufacturing, sales, marketing, and distribution •Led cross-functional teams to over $7.5M in sales enabling 2x company growth •Built out and maintains Sunny's supply chain and vendor management



Danielle Burden Quality Manager

•5+ years of experience in developing and implementing quality systems for menstrual care startups •Launched 2 new medical devices internationally and/or domestically •Building and advising on Sunny's Quality Systems and aiding in strategic planning



Cinestie Olson Communications Manager

•Expertise in PR, Communications, and Social Media Marketing since high school •Worked at YSS, which is one of the largest and oldest youth serving nonprofit organization •Leads high revenue generating campaigns and has produced multiple viral videos



Ben Ettinger Lead Product Engineer

•Director of Product at Glassboard LLC, leading Product Engineering firm in IN •8+ years of industry experience with multiple patents attached to his work •Helped create the Sunny Cup + Applicator from its inception after years of collaborative research



Aisha Banks Customer Support Specialist

•7+ years of customer support experience in related sales industries, helping achieve over $1k sales transactions at a time at high end retailers •Merged her past experience and tact with Sunny's brand language to provide the best care to our customers

---

Why Sunny?

Sunny Sold Out for the THIRD Year in a Row!

For the first time ever, Sunny is opening funding to the public! After years of extremely high demand and excitement around supporting Sunny, we've decide to extend funding to Angels, VCs, customers, and brand fans alike! Together, we will co-create the next sustainable period care eco-system for every body. Join the menstrual movement today ☀





Period cups are nothing new. They were first invented in the 1930s (😱), but despite the significant environmental, financial, and convenient benefits of the reusable menstrual collection device, they have been largely unheard of and unadopted until recent years. It wasn't until recently that we've seen a period care revolution in which menstruators are empowered by the products they choose and are no longer accepting the expensive, wasteful, and uncomfortable tampons and pads they've been stuck with since the beginning of time. With the readiness for better period care, comes innovation.

How has Sunny created a "total game changer" in period care? After spending 5 years on R&D filled with hundreds of prototypes, consumer surveys, beta tests, and focus groups, passionate Sunny co-founders meshed ALL the benefits of reusable period cups with the familiarity of a tampon. And how did the public react? Since launching pre-orders in 2022, Sunny has reached hundreds of millions of fans all saying "duh?! this is genius!" After listening to menstuators' pain points and addressing the #1 barrier to switching to a period cup (intimidation of insertion), the Sunny Cup + Applicator was a no-brainer.

The world is ready for better period care... but no one should give up convenience

Disposable period products cost each menstruator up to $6,000 in their lifetime, create 200k Tons of waste each year, and often contain harmful chemicals and dyes.

	Disposables (tampons/pads)	Competitor Cup Brands	Sunny Cup + Applicator
Easy insertion process	✅	❌	✅
Beginner friendly	✅	❌	✅
Convenient - wear up to 12 hours	❌	✅	✅
Reusable - Saves 19BN disposables from landfills	❌	✅	✅
Saves $6,000 in lifetime	❌	✅	✅

lifetime	❌	✅	✅
Does NOT contain chemicals/dyes	❌	✅	✅

In recent years, we've seen a spike in interest in reusable period care alternatives. The Menstrual Cup segment is growing faster than the tampon and pad industries combined at a 6.75% CAGR.

73% of people would switch to a cup if it were user-friendly

While menstrual cups are better for the environment, our bodies, and save money, they have an overall low adoption rate due to their intimidating and unfamiliar nature. We found that the #1 barrier to switching to a period cup is the insertion process.

The answer: make a period cup that inserts like a tampon (duh)

The Sunny Cup + Applicator is the period cup that inserts like a tampon with a reusable applicator, eliminating #1 barrier (intimidation of insertion) for people to switch to menstrual cups.

The Sunny Cup has all the environmental, health, and financial benefits of a menstrual cup with the familiarity of a tampon. It can be worn for up to 12 hours, holds 2-5x more liquid than a tampon, saves the user up to $6,000 in their lifetime, and saves 14,000 tampons/pads from landfills in the user's lifetime.





The Science of sünny


Sunny Cup + Applicator How To Instructions | Sunny Period


Watch on YouTube

Unlike other, bulkier cups, the Sunny Cup has the ability to fold as thin as a tampon, which allows it to fit into our reusable, tampon-style applicator. It's made of soft, flexible, medical grade silicone that cannot be felt when worn! The unique design of the Sunny Cup along with the pairing of the two devices are patent pending under design and utility patents.


slanted rim
for easier insertion
thin-walled section
to fold as thin as a tampon
soft, flexible tip
for comfortable insertion
tampon-style applicator
to insert like a tampon
grip rings
for easier removal


Our Products
all cardboard packaging 100% recyclable and compostable
one sunny cup replaces 528 disposable tampons
free from bpas, pfas, and made without latex or harmful chemcials and dyes
save over $6,000 in your lifetime by switching to the sunny cup + applicator

Already a SUCCESS Story

Sunny opened up pre-orders DTC through our website and social media shop pages in the US after going viral on TikTok in April of 2022. We're currently focusing our strategic scaling on our $3.1Bn target segment here in the US (~63M potential customers), primarily Gen Z and Millennials interested in sustainable period care.

Want proof? Check out our Traction!

Want proof? Check out our Traction!

💰 Sales: With over 22,000 orders already and over $850k in pre-order sales, we continue to see sales roll in as we work toward fulfilling all pre-orders

📰 Press: 50+ media placements pre and post launch in top tier publications, TV segments, and podcasts, reaching industry professionals and new customers

🔥 Virality: Created over 40 viral videos in 18 months, generating over 200 million views on social media and $300k+ in sales. Sunny is the second largest period care brand on TikTok

🤝 Sunny Community: We strategically harness and build upon the power of our community through our interactive website, weekly email and SMS outreach, strategic brand and influencer partners, and engaging social media content

📈 The Metrics: Sunny is working from a 3:1 LTV:CAC Ratio, 3.62% CTR on paid ads, and over 2M views on average per month

Customers LOVE Sunny

Since going viral and launching fulfillment, Sunny has gained an ample following and subsequent community across social media. We have taken the kick start that the first viral video provided and transformed it into a sustainable group of engaged followers, soundboards, and sales leads.

We have continued to go viral dozens of times, have gained the attention of major menstrual cup reviewers, calling AliExpress's horrible device a "rip off of the Sunny Cup Applicator", and have been championed by excited customers through word of mouth and online sharing.

Have you tried Googling "menstrual cup"? Well, ever since our launch, we've CHANGED Google's search to include menstrual cup applicator as a top result (and Sunny pops right up when you click on it 😉)

Sunny is the standard	Unprecedented support	Game-changing SEO


I just ordered this rip off of the Sunny Cup cup applicator


idk if it helps but there is this brand called @Sunny and they made a device thingy to insert it easeyer (idk how to spell that)to insert the cup
Reply
Meghan | Personal Finance ▸ grace | pers...
It takes a bit of practice to get it in correctly but there's a brand called @Sunny that helps insertion made easy! Like a tampon!
Reply
Emily Peck
@sunnyperiod has a cup with an applicator, high recommend!
Reply
MAGGIE
@Sunny Period cup + applicator and @Our.cora are all I'm sticking to right now.
Reply
Erica
mentioned you in a comment: @Sunny has a cup applicator


10:20
menstrual cup
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menstrual cup applicator
menstrual cup applicator tool
menstrual cup vs disc
menstrual cup how to use
menstrual cups for beginners
menstrual cup quiz

This isn't just theory....

86% of Customers LOVE Sunny and would recommend the Sunny Cup + Applicator

The Sunny team spent YEARS prototyping, testing, retesting, and ensuring product market fit to create the best possible product and a positive user experience. Well... all that hard work paid off because LOOK at what Sunny's customers are saying!

  

> "It's the EASIEST AND QUICKEST I've EVER been able to insert my cup! It's also the most comfortable. It's seriously changed my outlook on my period..."
>
> — Shelby S., age 25-34

> "I loved that inserting the cup was a lot quicker than when I wear my [other] cup. The material is softer and more gentle, the applicator helped immensely."
>
> — Marea, age 18-24

> "I used it last week during my period and it's seriously amazing! The applicator is a game changer and allows the cup to pop into place so easily."
>
> — Laura, age 35-44

Our customers aren't the only ones talking! Check out our GLOBAL Press



The New York Times

"First-of-its-kind-cup"

BuzzFeed

"It's so ingenious that people are rushing to try them"

FORTUNE

"The video went viral...with proof of interest in the product"





"A total game changer for period care"



"The Gist is partnering with Sunny... to give period products to underprivileged communities"



"An inclusive period care e-commerce company"



"There has not been much innovation in the period industry in the last eighty+ years. Not so, until now."

Reusable period care market

Disposable period products produce massive amounts of waste, cost billions each year, and an increasing number of people are looking to reusables in western countries

200 Tons
Of disposable period product waste per year in landfills

$6k+
Spent in ONE persons lifetime on disposable period products

48%
People in similar countries have used reusable period products°

°The National Library of Medicine reports that 48% of people in comparable countries (Australia) currently use or have used reusable period products, citing sustainability, leakage protection, and comfortability as the reasons for making the switch.

This accounts for the 6.4% CAGR of the already $39Bn global menstrual health market. Interestingly enough, our research shows that **the number of people interested in a menstrual cup in the US is the same as the number of people who own a truck in the US** (crazy, right?!)



The Global Menstrual Health Market:

$39 BILLION

'26% of US has periods, 73% of them interested in menstrual cups
- 18.98% of US in target segment
'18.2% of US owned a truck in 2021

Reusable period care: 6.75% CAGR
Tampon and pads: 4.20% CAGR

63M customers in US target segment = $3.1Bn

People interested in menstrual cups in US (18.98%) = People who own a truck in the US (18.2%)



FemTech deals, number

FemTech funding,[1] $ billion

...es all forms of capital raising, including venture capital, private equity, debt, and IPO. Funding for 2021 reflects data through December 9, 2021.
...e: Factiva, accessed 2021; PitchBook; press search



FemTech Market Projections

FemTech Market Size, 2021-2030

Distribution of FemTech Longevity Companies by Global Regions, Q4 2022

Europe 25%
North America 56.3%
MENA 6.3%
Asia 6.3%
Australia 6.3%

Source: Teaser, FemTech Industry Landscape 2022

Funding to FemTech has grown more than 2x YoY since 2019 shows research by McKinsey & Company. A majority of funding has gone to early stage consumer product startups, indicating room for growth within this space. Market data indicates a significant an opportunity for innovation in reusable period care, specifically.

A 2022 report shows a 16.3% CAGR across all FemTech categories, with Menstrual Health being the second largest. A majority of this growth and sustainability is focused in the United States, a booming market for period care innovation.

New markets and product innovation will ACCELERATE Sunny's growth

Our loyal community members and customers are already demanding different Sunny Cup + Applicator accessories, sizes, and expansion into international markets and retail! This unlocks incredible growth potential for Sunny to become a one stop shop for all things period and personal care.



***Forward looking projections cannot be guaranteed

Period Care solutions brought to you by Our Team of EXPERTS



Cindy, our CEO and Co-Founder learned about the menstrual cup as an eco-friendly alternative to tampons. This started her journey in 2018 into period care, leading a team on a trip to India to research 200 menstruators' first time menstrual cup use experiences. There, she learned about and developed a passion for ending period poverty, period taboos and the need for honest education. Afterward she presented her findings in a TedX Talk (so cool, right?!) This kickstarted the beginning of her company.

Drew, our CMO and Co-Founder, first began innovating in period care after trying a menstrual cup in high school. She found that while not a perfectly innovative product, they had many benefits. This led her to entering into and winning a business idea pitch competition her senior year for her idea of a menstrual cup that inserts like a tampon. While learning about period care, she came across the term Period Poverty. Long story short, she decided then to make it her mission to be more than a period product company, but to make an impact to all menstruators.

It was by chance that the two met, but they instantly knew they were two pieces to the same puzzle. Together they grew their company and passion for periods and self care as a whole, and they created the best earthfriendly products, inclusive education, and global impact initiatives.

Nice to meet you.





Cindy Belardo
CEO + Co-Founder
gener8tor TED*

Drew Jarvis
CMO + Co-Founder
P&G








Lana Gailani, PMP,
Project Manager
Ever Smile

Danielle Burden
Quality Manager
saalt

Chris Hartshorn
Fractional CFO
EY

Ben Ettinger
Engineer and Product
Development Lead
R G

Cinestie Olson
Communications
Manager
YSS

Aisha Banks
Customer Service
Representative
NORDSTROM

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